UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 24, 2025 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 24, 2025 Comisión Nacional de Valores

Ref.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform that on February 24, 2025, the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles Argentina S.A., representing 99.999625% of its capital.

Telefónica Móviles Argentina S.A. is a company incorporated in the Argentine Republic, and provides mobile and fixed telephony, fixed broadband and video services nationwide in Argentina.

As a result of this acquisition, Telecom Argentina will continue developing Argentina’s digital infrastructure, positioning it among the most advanced in the world. This will ensure the full development of vast sectors of the economy through the complete digitalization of networks, enhancing fixed and mobile broadband, and accelerating the deployment of fiber optics and 5G. Attached is a press release from Telecom Argentina S.A.

Banco Bilbao Vizcaya Argentaria S.A has acted as advisor to the Company for the purchase of the stake of Telefónica Móviles Argentina S.A.

The total consideration involved in this transaction was US$1,245 (including a net cash position held by the acquired company) million and which was financed through two loans for a total amount of US$1,170 million:

•	A Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank Ag, London Branch and Banco Santander, S.A.

•	A Bilateral Loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U.

This acquisition will be submitted to the control of the respective regulatory authorities.

Sincerely,

/s/ Luis Rial Ubago
Luis Rial Ubago
Responsible for Market Relations
Telecom Argentina S.A.

Press Release – Telecom Argentina S.A.

WITH THE ACQUISITION OF TELEFONICA MOVILES OF ARGENTINA,

TELECOM CONTINUES TO INVEST IN THE STRENGTHENING OF CONNECTIVITY

AND THE TECHNOLOGICAL DEVELOPMENT OF THE COUNTRY WITH WORLD-CLASS QUALITY

With an investment of US$ 1,245 million, Telecom acquired the Argentinian subsidiary of Telefonica, in an intense and rigorous competitive process. Fixed and mobile broadband will be strengthened, and the deployment of fiber optics and 5G will accelerate. Thus, Argentina will have a digital infrastructure of international level and quality, boosting the development of key sectors of the economy.

Telecom Argentina completed the acquisition of the share capital of Telefónica Móviles Argentina S.A., which provides fixed, mobile and value-added telecommunications services in the country. The operation is part of Telefónica’s strategic decision to reduce its exposure to Latin America (Hispam) in November 2019.

To the direct amount involved in the operation, which reaches US$1,245 million, intensive capital investments will be added in the coming years, with a focus on the rollout and capillarity of fiber optics throughout the territory covered by Telecom, on the deployment of 5G mobile sites in the same areas and on the expansion of value-added services such as video on demand, internet of things, corporate products, fintech, e-commerce, artificial intelligence and cloud services.

Since 2017, Telecom has invested more than US$6,000 million in infrastructure, ensuring the quality and coverage of its networks and services in Argentina, Paraguay and Uruguay. It provides premium-quality services to all its customers. Personal, Telecom's mobile internet network, is the fastest in the country and has been awarded by SPEEDTEST® by OOKLA® for five consecutive years. It is also the first mobile operator in Latin America to achieve this milestone. To ensure this level of connectivity, the network has more than 8,000 4G sites and 265 5G sites across the country. Additionally, the fiber-to-the-home network spans over 94,700 km of fiber optics across its various technologies.

With this initiative, Telecom will continue with its business strategy, investing in the development of the country, allowing the increase of high-quality and high-speed service offerings to Argentine users, both in residential and corporate segments, generating a more robust, federal and homogeneous national network.

The operation will leverage the territorial and customer complementarity of both companies and greater investment capabilities, ensuring that their technological solutions and services maintain the same quality for all customers, regardless of their location. This will provide the Argentine market with international standards and competitive strength in terms of speed, bandwidth, and network reliability.

This transaction takes place within a context of increasing consolidation in the global telecommunications industry, which is undergoing significant transformations. These include the emergence of new players and transnational technologies, rising demand for capacity, intensive network usage by major global platforms, and the need to coordinate infrastructure and service synergies to accommodate exponentially growing traffic.

Roberto Nobile, CEO of Telecom Argentina: “With this transaction, Telecom once again demonstrates its commitment to continuing to invest in Argentina, within the framework of the current macroeconomic conditions, which add certainty and stability to private and competitive investment.”

Telecom Argentina had BBVA as advisor for the transaction and initial financing from BBVA, Deutsche Bank, Santander and ICBC for US$1,170 million. In accordance with applicable regulations, the company is submitting the corresponding regulatory filings.

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 24, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations